FOIA CONFIDENTIAL TREATMENT REQUEST	+1 617 526 6000 (t)
+1 617 526 5000 (f)

The entity requesting confidential treatment is:
Fulcrum Therapeutics, Inc.
26 Landsdowne Street
Cambridge, MA 02139

Attn: Robert J. Gould
(617) 651-8851

June 26, 2019

BY EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Dorrie Yale

Re:           Fulcrum Therapeutics, Inc.
Registration Statement on Form S-1
Filed June 21, 2019
File No. 333-232260

Ladies and Gentlemen:

On behalf of Fulcrum Therapeutics, Inc. (the “Company”), set forth below is information in response to comment 11 contained in the letter to the Company dated May 28, 2019 from the staff (the “Staff”) of the Office of Healthcare & Insurance of the Division of Corporate Finance of the Securities and Exchange Commission (the “Commission”) relating to the draft registration statement on Form S-1 originally submitted by the Company to the Commission on May 1, 2019 (the “Draft Registration Statement”). Such Draft Registration Statement has been updated by the Company as reflected in the registration statement referenced above (File No. 333-232260), which was publicly filed by the Company on June 21, 2019 (the “Registration Statement”). The supplemental response set forth below is based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company.

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Securities and Exchange Commission

June 26, 2019

For convenience of the Staff, we have recited the prior comment in italicized type and have followed the comment with the Company’s response.

11.       Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

Determining the Fair Value of Common Stock Prior to the Initial Public Offering

As disclosed in the Registration Statement, the Board of Directors of the Company (the “Board”), with input from management, has historically determined the fair value of the Company’s common stock on the date of each equity grant based on a variety of objective and subjective factors, including contemporaneous and, in certain instances, retrospective valuations of its common stock prepared with the assistance of a third-party valuation specialist. Since June 1, 2018, the Company performed contemporaneous common stock valuations as of June 1, 2018, August 24, 2018, November 30, 2018, March 15, 2019 and May 10, 2019.

The common stock valuations were performed in accordance with the American Institute of Certified Public Accountants Audit and Accounting Practice Aid Series: Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Aid”). The valuation analyses included significant judgments and estimates inherent in the determination of the fair value of the Company’s common stock. These judgments and estimates include assumptions regarding the Company’s future operating performance, the probability and timing of completing an initial public offering (“IPO”) or other liquidity event and the determination of the appropriate valuation methods.

Valuation Methodologies

The Company prepared the common stock valuations using the guideline public company (“GPC”) method and/or the precedent transaction method to estimate the Company’s equity value, and the Company utilized the option-pricing method (“OPM”) or the hybrid method to allocate equity value to its common stock. The hybrid method is a probability-weighted expected return method (“PWERM”) where the equity value in one or more scenarios is allocated using the OPM. The OPM treats common stock and each class of preferred stock as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. Under this method, the common stock has value only if the funds available for distribution to stockholders exceeded the

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June 26, 2019

value of the preferred stock liquidation preferences at the time of the liquidity event, such as a strategic sale or a merger or an IPO.

The PWERM is a scenario-based methodology that estimates the fair value of common stock based upon an analysis of future values for the Company, assuming various outcomes. The common stock value is based on the probability-weighted present value of expected future investment returns considering each of the possible outcomes available as well as the rights of each class of stock. The future value of the common stock under each outcome is discounted back to the valuation date at an appropriate risk-adjusted discount rate and probability weighted to arrive at an indication of value for the common stock.

In the application of the hybrid method, the Company considered an IPO scenario under the PWERM framework, in which the shares of convertible preferred stock are assumed to convert to common stock, and a non-IPO scenario modeled using an OPM. The relative probability of the IPO scenario was determined based on an analysis of market conditions at the time and management’s expectations as to the timing and likely prospects of the IPO at each valuation date. In the application of the GPC method, the Company considered recently completed IPOs as indicators of its estimated future value in an IPO.

Over time, the probability of each future liquidity event scenario and the valuations associated with such scenarios were reevaluated and adjusted based on developments in the Company’s business.

At each grant date, the Board evaluated any recent developments in the Company’s business and their potential effect on the estimated fair value of the Company’s common stock.

For grants of awards for which there was no contemporaneous third-party valuation, the Board determined the fair value of the common stock on the grant date taking into consideration the most recently preceding third-party valuation report as well as other information available to it at the time of the grant.

Securities and Exchange Commission

June 26, 2019

Common Stock Valuations and Stock Option Grants

Since June 1, 2018, the Company has granted restricted stock and stock options on the following dates at the corresponding exercise prices:

Grant Date	Type of Award	Number of Shares Subject to Awards Granted	Per Share Exercise Price or Purchase Price	Per Share Fair Value of Common Stock on Grant Date	Per Share Estimated Fair Value of Award on Grant Date
June 2018	Restricted Stock	47,000	$ 0.01	$ 0.69	0.68
June 2018	Stock Option	578,932	0.69	0.69	0.49
July 2018	Stock Option	240,500	0.69	0.69	0.50
October 2018	Stock Option	502,370	1.09	1.09	0.77
December 2018	Stock Option	2,233,500	1.12	1.12	0.79
January 2019	Stock Option	7,043,661	1.12	1.12	0.79
March 2019	Stock Option	100,000	1.19	1.19	0.84
May 2019	Stock Option	658,000	1.58	1.58	1.11

June and July 2018 Restricted Stock Awards and Stock Option Grants

In June and July 2018, the Company granted awards of 47,000 shares of restricted common stock and granted options to purchase an aggregate of 819,432 shares of common stock at an exercise price of $0.69 per share. The Board determined that the fair value per share of common stock at the time of the grants was $0.69 based on a number of factors, including an independent third-party valuation that set the fair value of the common stock at $0.69 per share as of June 1, 2018.

The fair value of the Company’s common stock as of June 1, 2018 was calculated, in part, using the OPM to backsolve to the value of the Company’s Series A preferred stock. The OPM used the value of forward contracts associated with future closings of the Series A preferred stock using a probability-weighted present value calculation to provide expected values for Series A

Securities and Exchange Commission

June 26, 2019

preferred stock at subsequent tranche closings. Additionally, at the time of the June 1, 2018 valuation, the Company had received a term sheet for a Series B preferred stock financing from a new investor at a price per share of $2.00, which was higher than the value indicated by the forward contract model for the Series A preferred stock. Accordingly, the June 1, 2018 valuation also utilized a backsolve calculation to provide a value for the Series A preferred stock based on a proposed Series B preferred stock price of $2.00 on a pro forma basis. The fair value of the common stock was then calculated based on a 60% weighting on the Series A preferred stock value from a forward contract and a 40% weighting from the Series A preferred stock value from the Series B preferred stock backsolve calculation. The value of the common stock was then adjusted by applying a discount for lack of marketability (“DLOM”) of 29%.

October 2018 Stock Option Grants

In October 2018, the Company granted options to purchase an aggregate of 502,370 shares of common stock at an exercise price of $1.09 per share. The Board determined that the fair value per share of common stock at the time of the grants was $1.09 based on a number of factors, including an independent third-party valuation that set the fair value of the common stock at $1.09 as of August 24, 2018.  In connection with the grants of stock options made in October 2018, the Board concluded that there were no internal or external developments since the time of the prior valuation on August 24, 2018 that warranted a change in the fair value of the Company’s common stock.

The fair value of the Company’s common stock as of August 24, 2018 was calculated using the PWERM to estimate the probability weighted value in two scenarios: an IPO scenario, in which the value was calculated using the GPC method, and a non-IPO scenario, in which the value was calculated using the OPM to backsolve to the Series B preferred stock value. The fair value of the common stock was estimated using the following probability weightings: a 30% probability of an IPO and 70% probability of remaining private. The probabilities assigned to each scenario were based on management’s estimates of an IPO occurring within approximately 10 months and assumed approximately 25 months to a liquidity event other than an IPO.

The value of the common stock in the IPO scenario was based on a step up from the Series B preferred stock price of $2.00 per share, which sale was negotiated on an arm’s length basis with a new investor and closed on August 24, 2018, and such step up was based on guideline IPO transactions by similarly situated companies that completed an IPO in the six months preceding the valuation date. The future IPO value was converted to a present value using a discount rate of 20% based on the Practice Aid’s guidelines for IPO-stage companies. The value of the common stock in the IPO scenario was adjusted by applying a DLOM of 25%. The value of the common stock in the non-IPO scenario was adjusted by applying a DLOM of 29%.

Securities and Exchange Commission

June 26, 2019

December 2018 and January 2019 Stock Option Grants

In December 2018 and January 2019, the Company granted options to purchase an aggregate of 9,277,161 shares of common stock at an exercise price of $1.12 per share. The Board determined that the fair value per share of common stock at the time of the grants was $1.12 based on a number of factors, including an independent third-party valuation that set the fair value of the common stock at $1.12 as of November 30, 2018. In connection with the grants of stock options made in January 2019, the Board concluded that there were no internal or external developments since the time of the prior valuation on November 30, 2018 that warranted a change in the fair value of the Company’s common stock.

The fair value of the Company’s common stock as of November 30, 2018 was calculated using the PWERM to estimate the probability weighted value in two scenarios: an IPO scenario, in which the value was calculated using the GPC method, and a non-IPO scenario, in which the value was calculated using the OPM to backsolve to the Series B preferred stock value. The fair value of the common stock was estimated using the following probability weightings: a 30% probability of an IPO and 70% probability of remaining private. The probabilities assigned to each scenario were based on management’s estimates of an IPO occurring within approximately seven months and assumed approximately 22 months to a liquidity event other than an IPO.

The value of the common stock in the IPO scenario was based on a step up from the Series B preferred stock price, and such step up was based on guideline IPO transactions by similarly situated companies that completed an IPO in the six months preceding the valuation date. The future IPO value was converted to a present value using a discount rate of 20% based on the Practice Aid’s guidelines for IPO-stage companies. The value of the common stock in the IPO scenario was adjusted by applying a DLOM of 23%. The value of the common stock in the non-IPO scenario was adjusted by applying a DLOM of 27%.

March 2019 Stock Option Grants

In March 2019, the Company granted options to purchase an aggregate of 100,000 shares of common stock at an exercise price of $1.19 per share. The Board determined that the fair value per share of common stock at the time of the grants was $1.19 based on a number of factors, including an independent third-party valuation that set the fair value of the common stock at $1.19 as of March 15, 2019.

The fair value of the Company’s common stock as of March 15, 2019 was calculated using the PWERM to estimate the probability weighted value in two scenarios: an IPO scenario, in which the value was calculated using the GPC method, and a non-IPO scenario, in which the value was calculated using the OPM to backsolve to the Series B preferred stock value. The fair value of

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the common stock was estimated using the following probability weightings: a 40% probability of an IPO and 60% probability of remaining private. The probabilities assigned to each scenario were based on management’s estimates of an IPO occurring in 4.5 months and assumed approximately 18 months to a liquidity event other than an IPO.

The value of the common stock in the IPO scenario was based on a step up from the Series B preferred stock and such step up was based on guideline IPO transactions by similarly situated companies that completed an IPO in the six months preceding the valuation date. The future IPO value was converted to a present value using a discount rate of 20% based on the Practice Aid’s guidelines for IPO-stage companies. The value of the common stock in the IPO scenario was adjusted by applying a DLOM of 21%. The valuation assumed an increase in the equity value of the Series B preferred stock based on the liquidation preference of the additional shares of Series B preferred stock issued in February 2019 to a new investor. The value of the common stock in the non-IPO scenario was adjusted by applying a DLOM of 26%.

The Board also considered the following qualitative factors in determining the fair value of the Company’s common stock, which increased the probability of an IPO from the November 30, 2018 valuation:

•                 In February 2019, the Company entered into a right of reference and license agreement with affiliates of GlaxoSmithKline (“GSK”), pursuant to which GSK granted the Company an exclusive worldwide license under certain patent rights related to losmapimod and a right of reference to certain investigational new drug applications filed by GSK with the Food and Drug Administration (“FDA”) relating to losmapimod.

•                 As of March 15, 2019, the Company had held meetings with potential underwriters for a potential IPO.

May 2019 Stock Option Grants

In May 2019, the Company granted options to purchase an aggregate of 658,000 shares of common stock at an exercise price of $1.58 per share. The Board determined that the fair value per share of common stock at the time of the grants was $1.58 based on a number of factors, including an independent third-party valuation that set the fair value of the common stock at $1.58 as of May 10, 2019.

The fair value of the Company’s common stock as of May 10, 2019 was calculated using the PWERM to estimate the probability weighted value in two scenarios: an IPO scenario, in which the value was calculated using the GPC method, and a non-IPO scenario, in which the value was calculated using the OPM to backsolve to the Series B preferred stock value. The fair value of

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the common stock was estimated using the following probability weightings: a 70% probability of an IPO and 30% probability of remaining private. The probabilities assigned to each scenario were based on management’s estimates of an IPO occurring in approximately 2.5 months and assumed approximately 17 months to a liquidity event other than an IPO.

The value of the common stock in the IPO scenario was based on a step up from the Series B preferred stock and such step up was based on guideline IPO transactions by similarly situated companies that completed an IPO in the six months preceding the valuation date. The future IPO value was converted to a present value using a discount rate of 20% based on the Practice Aid’s guidelines for IPO-stage companies. The value of the common stock in the IPO scenario was adjusted by applying a DLOM of 19%. The value of the common stock in the non-IPO scenario was adjusted by applying a DLOM of 21%.

The Board also considered qualitative factors in determining the fair value of the Company’s common stock, which increased the probability of an IPO from the March 15, 2019 valuation:

•                 The Company confidentially submitted a draft registration statement on Form S-1 to the Commission on May 1, 2019.

•                 In May 2019, the Company submitted an investigational new drug application for losmapimod for the treatments of patients with facioscapulohumeral muscular dystrophy (“FSHD”).

Initial Public Offering Price Range

Rule 83 Confidential Treatment Request by Fulcrum Therapeutics, Inc.
Request #1

The Company has taken into consideration guidance and market data from the underwriters for the IPO that were presented to and reviewed by the Board and management on June 20, 2019. To provide further information for the Staff’s consideration, the Company advises the Staff that the Company currently anticipates that the price range for the IPO will be within the range of $[**] to $[**] per share (the “Preliminary Price Range”), before giving effect to a reverse stock split that the Company plans to implement prior to effectiveness of the Registration Statement. The actual price range to be included in a subsequent amendment to the Registration Statement (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the foregoing indicative price range will not be subject to significant change.

Securities and Exchange Commission

June 26, 2019

Fulcrum Therapeutics, Inc. respectfully requests that the information contained in the response be treated as confidential information and that the Commission provide timely notice to Robert J. Gould, President and Chief Executive Officer, Fulcrum Therapeutics, Inc., 26 Landsdowne Street, Cambridge, MA 02139, before it permits any disclosure of the bracketed information in Request #1.

As is typical in initial public offerings, the Preliminary Price Range was not derived using a formal determination of fair value, but was determined based on discussions between the Company and the underwriters. Prior to June 20, 2019, the Company and the underwriters had not had any specific discussions regarding the Preliminary Price Range. Among the factors that were considered in setting the Preliminary Price Range were the following:

•                 the general conditions of the securities markets and the recent market prices of, and the demand for, publicly traded common stock of comparable companies;

•                 the Company’s financial condition and prospects;

•                 estimates of business potential and earnings prospects for the Company and the industry in which it operates;

•                 recent performance of initial public offerings of companies in the biotechnology sector; and

•                 the progress and stage of development of the Company’s development programs.

The Company believes that the difference between the fair value of its common stock as of May 10, 2019 of $1.58 per share and the Preliminary Price Range is the result of the factors above and the following factors and positive developments with respect to the Company’s business that occurred subsequent to May 10, 2019, the date of the Company’s most recent determination of the fair value of its common stock:

Rule 83 Confidential Treatment Request by Fulcrum Therapeutics, Inc.

Request #2

•                 The Preliminary Price Range is based only upon a scenario in which the Company completes the IPO and is not probability weighted, in contrast to the Company’s prior valuations of its common stock, which considered multiple potential outcomes, which would result in a lower valuation of the Company’s common stock than in the IPO scenario. If the Company had applied a weighting of 100% to the IPO scenario in the November 30, 2018 valuation, the fair value of the Company’s common stock would have been $[**] per share (before giving effect to the time value of money or DLOM) and if the Company had applied a weighting of 100% to the IPO scenario in the March 15, 2019 and

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June 26, 2019

May 10, 2019 valuations, the fair value of the Company’s common stock would have been $[**] per share (before giving effect to the time value of money or DLOM).

Fulcrum Therapeutics, Inc. respectfully requests that the information contained in the response be treated as confidential information and that the Commission provide timely notice to Robert J. Gould, President and Chief Executive Officer, Fulcrum Therapeutics, Inc., 26 Landsdowne Street, Cambridge, MA 02139, before it permits any disclosure of the bracketed information in Request #2.

•                 The Preliminary Price Range necessarily assumes that the IPO has occurred and that a public market for the Company’s common stock has been created, and therefore excludes any DLOM of the Company’s common stock or impact of the time value of money, which were appropriately taken into account in each of the valuations discussed above.

•                 The Preliminary Price Range necessarily assumes the conversion of all of the Company’s outstanding preferred stock into common stock in connection with the IPO. The Company’s preferred stock currently has substantial economic rights and preferences over the Company’s common stock. Upon the closing of the IPO, all outstanding shares of the Company’s preferred stock will convert into common stock, thus eliminating the superior rights and preferences of the preferred stock as compared to the common stock, which will result in a higher valuation of the common stock.

•                 In the public markets, the Company believes there are investors who may apply more qualitative and subjective valuation criteria to certain of its clinical assets than the valuation methods applied in the Company’s valuations, although there can be no assurance that this will in fact be the case. As a private company, the Company used a more quantitative methodology to determine the fair value of its common stock and this methodology differs from the methodology used to determine the Preliminary Price Range. The Preliminary Price Range was not derived using a formal determination of fair value, but rather was determined by the estimated price range that we expect will be determined by the Company in consultation with the underwriters.

•                 Since May 10, 2019, the Company has taken several steps towards the completion of an IPO, holding several “testing-the-waters” meetings, at which the Company received positive feedback from potential investors, and publicly filing the Registration Statement with the Commission on June 21, 2019. Each of these steps has increased the probability that the Company will complete an IPO.

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June 26, 2019

•                 Since May 10, 2019, the Company made further progress in the advancement of its lead development programs and the execution of its business strategies, including receiving FDA acceptance of the Company’s investigational new drug application in June 2019, which enabled the Company to advance its clinical development plan for losmapimod for the treatment of patients with FSHD, including permitting the initiation of a Phase 2b clinical trial in mid-2019.

•                 The proceeds of a successful IPO would substantially strengthen the Company’s balance sheet by increasing its cash resources. In addition, the completion of the IPO would provide the Company with ready access to the public company equity and debt markets.

The Company respectfully submits that the deemed per share fair values used as the basis for determining stock-based compensation expense in connection with its stock option grants are reasonable and appropriate for the reasons described herein and in the Registration Statement.

The Company respectfully requests that the Staff return to the undersigned this letter pursuant to Rule 418 of the Securities Act of 1933, as amended, once the Staff has completed its review. For the convenience of the Staff, we have provided a self-addressed stamped envelope for this purpose. We respectfully reserve the right to request that this letter be returned to us at an earlier date.

In addition, the Company requests confidential treatment under 17 C.F.R. § 200.83 for the contents of this letter and has submitted a separate request for confidential treatment in accordance therewith to the Commission’s Office of Freedom of Information and Privacy Act Operations.

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Securities and Exchange Commission

June 26, 2019

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (617) 526-6982. Thank you for your assistance.

Very truly yours,

/s/ Lia Der Marderosian
Lia Der Marderosian

cc:                              Robert J. Gould, Fulcrum Therapeutics, Inc.

Steven D. Singer, Wilmer Cutler Pickering Hale and Dorr LLP

Office of Freedom of Information and Privacy Act Operations

Securities and Exchange Commission

100 F Street N.E., Mail Stop 2736

Washington, D.C. 20549